Exhibit 99.7

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, as the Co-Chief Executive Officers of Largo Inc. certify that, to the best of their knowledge and belief, the Annual Report on Form 40-F for the fiscal year ended December 31, 2025, which accompanies this certification, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and the information contained in the Annual Report on Form 40-F for the fiscal year ended December 31, 2025 fairly presents, in all material respects, the financial condition and results of operations of Largo Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) and shall not be relied upon for any other purpose. The undersigned expressly disclaim any obligation to update the foregoing certification except as required by law.

Date: March 31, 2026

/s/ Alberto Arias
Alberto Arias
Co-Chief Executive Officer
(co-principal executive officer)

/s/ Daniel Tellechea
Daniel Tellechea
Co-Chief Executive Officer
(co-principal executive officer)